Exhibit 12.1

PVR PARTNERS, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

						Six
						Months Ended
	Year Ended December 31,					June 30,
	2008	2009	2010	2011	2012	2013
Earnings
Pre-tax income (loss) *	$101,701	$60,148	$67,070	$101,460	$(73,415)	$10,193
Fixed charges	26,850	27,368	39,164	51,222	87,175	58,509

Total earnings	$128,551	$87,516	$106,234	$152,682	$13,760	$68,702

Fixed Charges
Interest expense	$25,346	$24,878	$35,982	$47,630	$82,856	$56,218
Rental interest factor	1,504	2,490	3,182	3,592	4,319	2,291

Total fixed charges	$26,850	$27,368	$39,164	$51,222	$87,175	$58,509

Ratio of earnings to fixed charges	4.8x	3.2x	2.7x	3.0x	0.2x	1.2x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.